780 NORTH WATER STREET MILWAUKEE, WI 53202-3590 TEL 414-273-3500 FAX 414-273-5198 www.gklaw.com

May 22, 2008

VIA EDGAR

Mr. Donald Walker, Senior Assistant Chief Accountant

Ms. Brittany Ebbertt, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

Marshall & Ilsley Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-33488

Dear Mr. Walker and Ms. Ebbertt:

On behalf of Marshall & Ilsley Corporation (the “Corporation”), this letter is to confirm the telephone conversation earlier this afternoon between Randall J. Erickson, Senior Vice President, Chief Administrative Officer and General Counsel of the Corporation, and Ms. Ebbertt.  The Corporation will respond to the May 21, 2008 Comment Letter on or before June 20, 2008.  The Corporation requires this additional time to respond due to the technical accounting nature of the comments received.

Please contact Mr. Erickson at (414) 765-7809, or the undersigned at (414) 287-9663, if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ C.J. Wauters

C.J. Wauters

cc:

Gregory A. Smith

Randall J. Erickson

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI; WASHINGTON, DC; AND SHANGHAI, PRC

GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.